Exhibit 99.2

ATTUNITY LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2017

Cautionary Statement Regarding Forward-Looking Statements

 Except for the historical information contained in the following sections, the statements contained in the following sections are "forward‑looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to:

•	our history of operating losses and ability to achieve or sustain profitability;

•	our ability to manage our growth effectively;

•	our business and operating results dependency on the successful and timely implementation of our third party partner solutions;

•	the lengthy sales cycle of our products;

•	competition;

•	acquisitions, including costs and difficulties related to integration of acquired businesses and impairment charges;

•	global economic conditions;

•	the potential loss of one or more of our significant customers or a decline in demand from one or more of these customers;

•	timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility;

•	international operations;

•	our need and ability to raise capital; and

•	other factors and risks on which Attunity may have little or no control.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2016, as amended (to which we refer herein as our "Annual Report"), which is on file with the Securities and Exchange Commission ("SEC"), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to "Attunity", the "Company", "we", "us" or "our" are to Attunity Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

•	"Appfluent" means Appfluent Technology, Inc., a Delaware corporation we acquired in March 2015;
•	"BI" means business intelligence;
•	"Big Data" means very large and complex quantities of data-sets that are difficult to process using traditional data processing applications;
•	"BIReady" means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;
•	"dollars" or "$" mean United States dollars;
•	"Hadoop" means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware;
•	"Hayes" means Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013;
•	"NIS" means New Israeli Shekels; and
•	"SEC" means the United States Securities and Exchange Commission.
   You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2017 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2016 filed with the SEC as part of our Annual Report.

Overview

We were founded in 1988 and became a public company in the United States in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and management of data across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions benefit our customers' businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's information technology environment. Our software is commonly used for projects such as data warehousing, Hadoop, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution, and cloud initiatives.

Through direct sales as well as distribution, original equipment manufacturer ("OEM") agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry.

Financial Highlights

•
Total revenue in the first six months of 2017 increased by 5% to $27.3 million from $26.0 million in the first six months of 2016. Total revenue includes (1) license revenues, which decreased by 3% to $13.2 million in the first six months of 2017 from $13.5 million in the same period last year, and (2) maintenance, support and services revenues, which increased by 14% to $14.2 million in the first six months of 2017 from $12.4 million in the same period last year.

•
Operating loss in the first six months of 2017 was $3.1 million, compared with $7.5 million for the same period in 2016. Operating loss for the first six months of 2016 included an impairment charge of acquisition-related intangible assets of approximately $2.1 million (compared with none in the first six months of 2017). Operating loss in the first six months of 2017 included equity-based compensation expenses totaling approximately $1.6 million (compared with $1.9 million for the same period last year), as well as $0.7 million in amortization and expenses related to acquisitions (compared with $1.4 million for the same period last year).

•	Net loss in the first six months of 2017 was $4.7 million, or ($0.28) per diluted share, compared with a net loss of $6.4 million, or ($0.39) per diluted share, in the same period last year.

•	Cash and cash equivalents were approximately $10.0 million as of June 30, 2017, compared with $9.2 million as of December 31, 2016.

•	Shareholders' equity decreased to $29.8 million as of June 30, 2017, compared with $32.7 million as of December 31, 2016.

Recent Major Developments

Below is a summary of the most significant developments in our Company and business since January 1, 2017:

•
On July 27, 2017, we announced that we entered into a multi-million dollar OEM license agreement with a top information technology company to incorporate Attunity technology to facilitate and drive database and data warehouse migrations.

•	On June 20, 2017, we reported that we amended our shareholder bonus rights plan, such that the expiration date thereof was extended to June 30, 2018, unless earlier redeemed or exchanged.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in our Annual Report.

Results of Operations

The following discussion of our unaudited results of operations for the six month periods ended June 30, 2017 and 2016, included in the following table, which presents selected financial information data (in U.S. dollars in thousands) as a percentage of total revenues as well as the percentage change between such periods, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes, accompanying this report.

	Six Month Periods Ended June 30,				Percent Change
	2017		2016
	Unaudited		Unaudited
Revenues:
Software licenses	$13,164	48%	$13,539	52%	(3)%
Maintenance and services	14,180	52%	12,433	48%	14%
Total revenues	27,344		25,972	100%	5%

Cost of software licenses	613	2%	1,267	5%	(52)%
Cost of maintenance and services	3,912	14%	3,112	12%	26%
Research and development	6,799	25%	6,792	26%	--
Selling and marketing	16,655	61%	17,847	69%	(7)%
General and administrative	2,501	9%	2,308	9%	8%
Impairment of acquisition-related intangible assets	--	--	2,132	8%	n/a
Total operating expenses	30,480	111%	33,458	129%	(9)%

Operating loss	(3,136)	(11)%	(7,486)	(29)%	(58)%
Financial (expenses) income, net	(58)	--	80	--	n/a
Loss before taxes on income	(3,194)	(12)%	(7,406)	(29)%	(57)%
Income tax benefit (taxes on income)	(1,472)	(5)%	957	4%	n/a
Net loss	$(4,666)	(17)%	$(6,449)	(25)%	(28)%
Six Months Ended June 30, 2017 Compared with Six Months Ended June 30, 2016

Revenues. Our revenues are derived primarily from software licenses and maintenance and services. The following table provides a breakdown of our revenues by type of revenues (in U.S. dollars in thousands) and as a percentage of total revenues for the periods indicated, as well as the percentage change between such periods:

	Six Month Periods Ended June 30,				Percent
	2017		2016		Change
Software licenses	13,164	48%	13,539	52%	(3)%
Maintenance and services	14,180	52%	12,433	48%	14%
Total	27,344	100%	25,972	100%	5%

Total revenues in the first six months of 2017 increased to $27.3 million, a 5% increase compared with the same period in 2016. Total revenues were composed of:

•
Software license revenues, which decreased by 3% to $13.2 million in the first six months of 2017, compared with the same period in 2017. This decrease is mainly due to a $0.8 million in revenue recognized from an OEM cloud partner in the first six months of 2016 that was not repeated in the first six months of 2017; and

•
Maintenance and services revenues, which increased by 14% to $14.2 million in the first six months of 2017, compared with the same period in 2016. This increase is primarily due to (1) the growth in customer agreements we executed during 2016, (2) high rates of maintenance renewals, and (3) an increase in services revenues that was driven by large scale transactions that required professional services.

Cost of Revenues.  Cost of software license revenues consists of amortization of acquired core technology. Cost of maintenance and services revenues consists primarily of salaries of employees performing the maintenance and consulting services and related overhead. The following table sets forth a breakdown of our cost of revenues between software licenses and maintenance and services (in U.S. dollars in thousands) as well as the percentage change between the periods indicated:

	Six Month Periods Ended June 30,		Percent
	2017	2016	Change
Cost of software licenses	613	1,267	(52)%
Cost of maintenance and services	3,912	3,112	26%
Total	4,525	4,379	3%

Our total cost of revenues increased by 3% to $4.5 million in the first six months of 2017 from $4.4 million last year. This is mainly due to (1) approximately $0.5 million of additional expenses associated with the increase in headcount of our support and professional services personnel, and (2) approximately $0.2 million increase in subcontractors' costs, partially offset by an approximately $0.7 million decrease in amortization of acquired intangible assets. The total headcount of customer support and professional services personnel increased from 36 on June 30, 2016 to 44 on June 30, 2017.

Operating Expenses. The following table sets forth a breakdown of our operating expenses, excluding cost of revenues (in U.S. dollars in thousands), and the percentage change between the periods indicated:

	Six Month Periods Ended June 30,		Percent
	2017	2016	Change
Research and development	6,799	6,792	--
Selling and marketing	16,655	17,847	(7)%
General and administrative	2,501	2,308	8%
Impairment of acquisition-related intangible assets	--	2,132	n/a
Total	$25,955	$29,079	(11)%

Research and Development.  Research and development ("R&D") expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Our total R&D costs in the first six months of 2017 are similar to the R&D costs in the same period last year. This is mainly due to an approximately $0.2 million increase in subcontractors costs, offset by an approximately $0.2 million decrease in a milestone retention payment to certain key Appfluent employees recorded last year. The total R&D headcount increased from 84 on June 30, 2016 to 85 on June 30, 2017.

Selling and Marketing.  Selling and marketing expenses consist primarily of compensation costs and related overhead to sales, marketing and business development personnel and travel and related expenses and sales offices maintenance and administrative costs. Selling and marketing expenses decreased by 7% to $16.7 million in the first six months of 2017, compared with the same period in 2016. This decrease is primarily due to (1) a milestone retention payment of $0.6 million to certain key Appfluent employees recorded in first six months of 2016, (2) a decrease of $0.3 million in travel and related expenses, and (3) an approximately $0.2 million decrease in recruitment fees. Our sales and marketing teams' headcount decreased from 110 employees as of June 30, 2017 to 105 employees as of June 30, 2017.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for finance, general management and administration personnel, legal, audit, and other administrative costs. General and administrative expenses were $2.5 million in the first six months of 2017, an 8% increase compared with the same period in 2016. This increase is primarily due to (1) an increase in benefit-related costs associated with salary updates; and (2) an increase in headcount. Our general and administrative headcount increased from 12 on June 30, 2016 to 13 on June 30, 2017.

Impairment of acquisition-related intangible assets. In the second quarter of 2016, we recorded a $2.1 million impairment charge on acquisition-related intangible assets. This impairment was based upon forecasted discounted cash flows which considered delayed sales trends with longer than expected sales cycles of Attunity Visibility, which we believe is primarily due to the innovative nature of this solution.

Operating Loss. Based on the foregoing, we recorded an operating loss of approximately $3.1 million in the first six months of 2017 compared with $7.5 million in the first six months of 2016.

Financial Income/Expenses, Net. Financial expense, net amounted to $58,000 in the first six months of 2017, compared with financial income, net of $80,000 in the first six months of 2016. This is primarily because of (1) an increase in foreign exchange losses of $0.3 million, partially offset by (2) a decrease of approximately $0.1 million associated with a revaluation of a liability presented at fair value.

Taxes on Income. Taxes on income in the first six months of 2017 was $1.5 million, compared with income tax benefit of $1.0 million in the first six months of 2016. This is mainly due to (1) a tax benefit recorded in the second quarter of 2016 due to reduction of a deferred tax liability on intangible assets in the amount of $1.2 million, mainly due to the $2.1 million impairment charge recorded in the second quarter of 2016; and (2) an increase in taxable income of our U.S. subsidiaries.

Net Loss. Net loss in the first six months of 2017 was $4.7 million, or ($0.28) per diluted share, compared with $6.4 million, or ($0.39) per diluted share, in the same period last year.

Liquidity and Capital Resources

In the past several years, we financed our operations through cash generated by operations and short-term loans. In November 2013, we also raised net proceeds of approximately $18.0 million in a public offering of our ordinary shares and, as described below, in July 2015 we also secured a short-term line of credit.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. Cash and cash equivalents are held primarily in U.S. dollars and in NIS.

Principal Financing Activities

In the past two years, we have engaged in several financing activities designed to improve our cash position, as follows:

Credit Line. In July 2015, we secured a short-term line of credit of approximately $5.0 million from an Israeli bank, which, following several extensions, is currently scheduled to expire in July 2018. Draws, if any, under the credit line will bear interest of the monthly LIBOR plus 3.25%. As of June 30, 2017, approximately $440,000 of the line of credit is used by the bank mainly as collateral to secure the Company's obligations under an office lease agreement. To secure the credit line, we agreed, among other things, to grant the bank a first priority floating charge on all of our assets. We refer to the agreements relating to such charges as the "Security Agreements". The Security Agreements contain various restrictive covenants, including limitations on our ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase our shares, and subject to specified exceptions, a negative pledge on the assets of some of our subsidiaries.

Working Capital and Cash Flows

As of June 30, 2017, we had cash and cash equivalents of approximately $10.0 million, compared with $9.2 million as of December 31, 2016. The increase is mainly attributable to (1) net cash provided by operating activities of $1.2 million, partially offset by (2) a final earn-out payment of $0.3 million made in connection with our acquisition of BIReady technology.

As of June 30, 2017, we had a deficit in working capital of $2.8 million, compared with $1.2 million as of December 31, 2016. The decrease in working capital was mainly due to (1) a decrease of $1.2 million in trade receivables, and (2) an increase in deferred revenues of $2.4 million. This was partially offset by (1) an increase of $0.8 million in cash and cash equivalents, and (2) an increase of $0.6 million in prepaid expenses and other current assets.

The following table presents the components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (U.S. dollars in thousands(:

	Six Month Periods Ended June 30,
	2017	2016
Net cash provided by (used in) operating activities	1,184	(2,084)
Net cash used in investing activities	(320)	(340)
Net cash used in financing activities	(58)	(1,128)

Net cash provided by operating activities was $1.2 million in the first six months of 2017, compared with net cash used in operating activities of $2.1 million in the first six months of 2016. The change is mainly due to (1) a decrease of approximately $1.8 million in net loss, and (2) $3.9 million increase in net cash inflow from trade receivables, which was partially offset by (3) a $1.7 million decrease in adjustments for non-cash expenses.

Net cash used in investing activities was $0.3 million in the first six months of 2017, similar to the same period in 2016.

Net cash used in financing activities was $58,000 in the first six months of 2017, compared with $1.1 million in the first six months of 2016. The decrease is mainly due a partial earn-out payment to Hayes' former shareholders in the amount of $1.2 million paid during the first six months of 2016 and a $0.3 million final earn-out payment in connection with the acquisition of the BIReady technology paid during the first six months of 2017.

Principal Capital Expenditure and Divestitures

Our capital expenditures remained at the same level with approximately $0.3 million in the six months ended June 30, 2017, compared with the same period in 2016, most of which was used for the purchase of computer equipment and software.

Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. We did not affect any principal divestitures in the past three years.

Outlook

Currently, our principal commitments consist mainly of our lease payments. In light of our cash balances and other factors, including our ability to generate cash from operations, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than the next 12 months.